

PUSH THROUGH INNOVATION CORPORATION

CONSOLIDATED FINANCIAL STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

Push Through Innovation Corp

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$11,835.41
Other Current Assets	$0.00
Total Current Assets	**$11,835.41**
TOTAL ASSETS	**$11,835.41**
LIABILITIES AND EQUITY	
Liabilities	$215,807.68
Equity	$ -203,972.27
TOTAL LIABILITIES AND EQUITY	**$11,835.41**

Push Through Innovation Corp

Profit and Loss

January - December 2021

	TOTAL
Income	**$40,001.98**
GROSS PROFIT	**$40,001.98**
Expenses	**$106,073.71**
NET OPERATING INCOME	**$ -66,071.73**
Other Income	**$3,800.00**
NET OTHER INCOME	**$3,800.00**
NET INCOME	**$ -62,271.73**

Push Through Innovation Corporation

<u>**Statement of Equity**</u>

12/31/21

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance 1/1/2021	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	8,800,000	$ 88.00	-	$ -	$ -	$ -	$ 88.00
Other comprehensive gain/(loss)	-	$ -	-	$ -	$ -	$ -	$ -
Net Income	-	$ -	-	$ -	$ -	$ -	$ -
Ending Balance 12/31/2021	**8,800,000**	**$ 88.00**	-	$ -	$ -	$ -	$ 88.00

Push Through Innovation Corp

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-62,271.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,843.41**
Net cash provided by operating activities	**$ -60,428.32**
FINANCING ACTIVITIES	**$55,232.07**
NET CASH INCREASE FOR PERIOD	**$ -5,196.25**
Cash at beginning of period	17,031.66
CASH AT END OF PERIOD	**$11,835.41**

PUSH THROUGH INNOVATION CORP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2021

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of Push Through Innovation Corporation (“PTIC” or “The Company”). The financial statement only includes information from January 1, 2021 through December 31, 2021.

PTIC was incorporated in the State of Delaware on January 10, 2018

PTIC, the creator of Deepr®, is a music data company generating best in class solutions for creators, consumers, and content providers via its suite of products - which include the Deepr® mobile app (a music discovery tool) and the Deepr® Widget (a B2B version of the app).

Fiscal Year

The Company operates on a December 31st year-end.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to the music business and technology industry which are highly speculative and risky businesses.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of pending patents and granted trademarks. Patents and trademark costs are amortized over the useful life of the patent and trademark.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Georgia.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the client reflecting the terms and conditions under which products or services will be provided; (2) the fee is fixed or determinable; and (3) collection is reasonably assured. Revenues are recognized upon receipt of funds in our financial institution accounts.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.0001 par value per share. As of December 31, 2021, 8,800,000 shares have been issued and are outstanding.